news release

ARCELORMITTAL AND NUNAVUT IRON ANNOUNCE TAKE-UP OF COMMON SHARES AND 2007 WARRANTS OF BAFFINLAND AND EXTEND OFFER

TORONTO 25 JANUARY 2011 / LUXEMBOURG 25 JANUARY 2011 – ArcelorMittal and Nunavut Iron Ore Acquisition Inc. (together the "Offerors") today announced that they have waived the minimum tender condition under their offer (the “Offer”) to purchase all of the outstanding common shares ("Common Shares") of Baffinland Iron Mines Corporation ("Baffinland") and all outstanding Common Share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the "2007 Warrants"). The Offerors have taken-up 189,501,398 Common Shares and 2,701,406 2007 Warrants under the Offer, being all the Common Shares and 2007 Warrants tendered as at 11:59 p.m. (Toronto time) on 24 January 2011.

The 189,501,398 Common Shares taken-up represent approximately 50% of the outstanding Common Shares on a non-diluted basis (or approximately 48% of the outstanding Common Shares on an in-the-money, fully-diluted basis) and together with the 40,721,400 Common Shares held by Nunavut Iron and its affiliates, represent approximately 61% of the outstanding Common Shares on a non-diluted basis (or approximately 59% of the outstanding Common Shares on an in-the-money, fully-diluted basis). The 2,701,406 2007 Warrants taken-up under the Offer represent approximately 45% of the outstanding 2007 Warrants.

The Offerors have extended the Offer from 11:59 p.m. (Toronto time) on January 24, 2011 to 11:59 p.m. (Toronto time) on February 4, 2011 (the “Expiry Time”) to allow Baffinland securityholders who have not yet tendered their Common Shares and 2007 Warrants time to do so.

ArcelorMittal and Nunavut Iron also announced that they entered into an agreement dated January 25, 2011 (the “Agreement”) providing for the principal binding terms of the shareholders agreement to govern with respect to their ownership of Common Shares during the period of time prior to when they first acquire 66 2/3% or more of the outstanding Common Shares of Baffinland. The Agreement provides that ArcelorMittal and Nunavut Iron will, through a holding corporation formed by the amalgamation of a subsidiary of ArcelorMittal and an affiliate of Nunavut Iron (“Amalco”), own 70% and 30%, respectively, of all Common Shares and 2007 Warrants acquired pursuant to the Offer together with the Common Shares held by Nunavut Iron and its affiliates, commit to use their voting control of Baffinland so far as is permitted by law to, among other things, begin a review and assessment of Baffinland’s Mary River Project, and agree to fund their proportionate amounts in connection with any take-up and payment of Common Shares and 2007 Warrants under the Offer and all costs of Amalco on a pro rata basis.

The Amalco board of directors will be composed of six directors with four directors appointed by ArcelorMittal and two directors appointed by Nunavut Iron. Subject to certain extraordinary approval requirements, all decisions of the Amalco board of directors with respect to Amalco and with respect to the exercise of voting control over Baffinland will be determined by majority approval of the Amalco directors. In accordance with the agreement, Amalco will appoint such majority number of directors to the board of directors of Baffinland as it is permitted to do so under the Support Agreement.

The Agreement contains customary representations, covenants and conditions, including provisions relating to the transfer of each party’s interest in Amalco and the default of a party in respect of the Offer or the failure to fund the costs of Amalco.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.